October 31, 2008

Mr. H. Christopher Owings, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, MS 3561

Washington, D.C. 20549

RE:	Publix Super Markets, Inc.
Form 10-K for fiscal year ended December 29, 2007
File No. 000-00981

Dear Mr. Owings:

This letter is in response to your letter dated October 6, 2008. In its letter dated October 7, 2008, the Company requested an extension until October 31, 2008 to respond to your comments and received verbal approval of this extension from Ronald Alper. Your letter provides comments regarding certain disclosures contained in Publix Super Markets, Inc.’s (the Company) Form 10-K for the fiscal year ended December 29, 2007. This letter is intended as a response to each of your comments. Proposed changes or additions to the applicable disclosures are in bold.

Form 10-K for the Fiscal Year Ended December 29, 2007

1.	We note your response to comment two from our letter dated August 13, 2008. Please indicate specifically how the risk could adversely affect the company. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company.

The Company will revise its risk factors in its next Form 10-K to more specifically describe how the business risks affect the Company. Generic risks will be eliminated from the risk factors section as recommended.

2.	We note your response to comment three from our letter dated August 13, 2008. Notwithstanding the board’s right to adjust the price of the stock, the appraisal has rarely been adjusted. Please disclose the name of the independent appraiser and provide their consent since this Form 10-K appears to be incorporated by reference into several registration statements on Form S-8.

The Company’s contractual arrangement with the independent appraiser is not such that the appraiser would be in a position to give the Company a written consent. In addition, the Board has the right and obligation to adjust the price of the stock when considered necessary. Therefore, the Company will eliminate any future reference to appraisers or appraisals in its Item 5(a) disclosure. The Company expects to modify the language as follows:

Because there is no trading of the Company’s common stock on a public stock exchange, the market price of the Company’s common stock is determined by the Board of Directors. The Board of Directors considers, among other things, the Company’s financial performance and the financial and stock market performance of comparable companies. The market prices for the Company’s common stock for 2007 and 2006 were as follows:

Selected Financial Data, page 13

3.	We note your response to comment four from our letter dated August 13, 2008. Please confirm to us that you will disclose in future filings how the measure you call gross profit is calculated, as we do not believe this is readily apparent from your current disclosures.

The Company will add a footnote to Item 6, Selected Financial Data, to define the components of gross profit as follows:

Gross profit represents sales less cost of merchandise sold as reported in the consolidated statements of earnings.

Consolidated Statements of Earnings, page 30

4.	We note your response to comment eight from our letter dated August 13, 2008 and have the following additional comments:

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Please explain to us in more detail why you believe rental income from subleases within your supermarkets should be classified as revenue but rental income from tenants that occupy other rental spaces within shopping centers that you own should be classified as non-operating income, as the distinction between these types of rental income such that they should have different classification is not clear to us. Your response should quantify the number of shopping centers that you own and where tenants occupy other rental spaces to help us understand how prevalent these arrangements are for your company and should also quantify for us the gross rental income and gross expenses that are netted together in this line item.

Background

Before addressing your comments, the Company believes further clarification of its rental income is appropriate. The Company’s rental income is generated from three different sources:

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Rental income from subleases within the supermarkets operated by the Company – This rental income is not significant. Therefore, it is not disclosed in the financial statements, other than as part of sublease rental income in the rental expense disclosure in note 8(a) to the financial statements. This income is included in other operating income in the consolidated statements of earnings.

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Rental income from subleases related to vacated supermarket locations for which the Company still has a lease obligation – This rental income is not significant. Therefore, it is not disclosed in the financial statements, other than as part of sublease rental income in the rental expense disclosure in note 8(a) to the financial statements. This income is included as an offset to operating and administrative expenses in the consolidated statements of earnings.

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Rental income from tenants that occupy other rental spaces within shopping centers owned by the Company – This rental income is disclosed in the shopping center rental income disclosure in note 8(a) to the financial statements. This income is included in other income, net in the consolidated statements of earnings.

Additional information on the amounts of the different rental income sources and their accounting treatment is included in the answers to your comments below.

Rental income from subleases within the supermarkets operated by the Company is classified as operating income because the revenue is generated within the supermarkets, the Company’s primary business.

Rents received from shopping centers and the related expenses represent rent received from tenants that occupy other rental spaces within shopping centers owned by the Company. The Company does not consider the ownership of shopping centers and the related rental income to be an integral part of its operations. Therefore, the Company determined that reporting the related income and expenses as “Other income, net” better reflects the nature of its shopping center rental income. The Company owned only 49 shopping centers with tenant spaces at year end, while operating 926 supermarkets. The gross rental income included in the “Other Income, net” line item during 2007, 2006 and 2005 is disclosed in note 8(a) to the financial statements. Gross expenses related to the shopping center rental income are immaterial after considering the related reimbursements from the tenants for common area maintenance and real estate taxes.

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Please confirm to us that you will disclose in more detail in future filings what is captured in your “Other Income, net” line item and how this rental income differs from the rental income classified as revenues, similar to the information provided in your response to us.

As indicated below, the sublease rental income classified as revenues is not significant so additional disclosure is not considered necessary. The Company will revise its disclosure in future filings for “Other income, net.” The Company expects to modify the language as follows:

(s) Other Income, net

Other income, net includes rent received from tenants in owned shopping centers, net of related expenses, and other miscellaneous nonoperating income.

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Please tell us why your description of “Other Operating Income” on page 37 and in your response to comment 12 from our comment letter dated August 13, 2008, does not include rental income from subleases within your supermarkets. If you have not included rental income in your description of this line item due to immateriality, please quantify for us the gross rental income and gross expenses that are netted against such income to help us understand your response.

The “Other Operating Income” on page 37 includes the primary activities that generate this “other operating income.” Rental income from subleases within the supermarkets operated by the Company was not mentioned in this disclosure because it is less than the other activities. During 2007, 2006 and 2005, rental income from subleases within the supermarkets operated by the Company did not exceed $10 million in any year, and therefore, additional disclosure is not considered necessary.

(8) Commitments and Contingencies, page 46

(a) Operating Leases, page 46

5.	We read in your response to comment 14 from our letter dated August 13, 2008 that you estimate the amount of excess rent based on yearly sales projections and adjust these amounts to actual at the end of each year. Based on your response it does not appear that you adjust your estimates of excess rent during the year. If our understanding is correct, please tell us how you considered whether it would change your interim results if you reassessed the probable amount of contingent rent at each quarter end, as it is unclear to us that your current methodology fully complies with paragraph 8 of EITF 98-9.

The Company’s response should have been more specific. Although the Company estimates contingent rents based on the yearly sales projections for the specific locations with excess rent clauses included in their lease agreements, the Company reassesses these estimates on a quarterly basis and adjusts the estimates as necessary. In the past the estimates have been reasonably accurate and thus interim adjustments have been infrequent. Therefore, the Company fully complies with paragraph 8 of EITF 98-9. However, the Company will revise the operating leases footnote in its future filings to clarify that the estimates are reviewed periodically and adjusted if necessary. The Company expects to modify the language as follows:

(a) Operating Leases

The Company conducts a major portion of its retail operations from leased premises. Initial terms of the leases are typically 20 years, followed by renewal options at five year intervals and may include rent escalation clauses. Minimum rentals represent fixed lease obligations, including insurance and maintenance, to the extent they are fixed in the lease. Contingent rentals represent payment of variable lease obligations, including real estate taxes, insurance, maintenance and, for certain premises, additional rentals based on a percentage of sales in excess of stipulated minimums (excess rent). The payment of variable real estate taxes, insurance and maintenance is generally based on the Company’s pro-rata share of total shopping center square footage. The Company recognizes rent expense for operating leases with rent escalation clauses on a straight-line basis over the applicable lease term. The Company estimates excess rent, where applicable, based on annual sales projections and uses the straight-line method to amortize this cost to rent expense. The annual sales projections are reviewed periodically and adjusted if necessary. Additionally, the Company has operating leases for certain transportation and other equipment.

We hope this letter will resolve your comments on the Company’s Form 10-K for the fiscal year ended December 29, 2007. If you have any additional questions or comments, please contact Tina Johnson at (863) 616-5771.

Sincerely,

/s/ David P. Phillips
David P. Phillips
Chief Financial Officer and Treasurer